UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)

GLU MOBILE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

379890106
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379890106	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Red River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,200,950
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,200,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,200,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%*
14	TYPE OF REPORTING PERSON CO

* Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 131,259,611 shares of Common Stock, par value $0.0001 per share, outstanding as of November 1, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2015.

CUSIP No. 379890106	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,200,950
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,200,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,200,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 379890106	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL E Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,200,950
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,200,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,200,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 379890106	SCHEDULE 13D	Page 5 of 7

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2015 (as amended by Amendment No. 1 filed with the SEC on June 5, 2015, the “Original Statement” and, together with this Amendment No. 2, the “Statement”). Unless specifically amended hereby, the disclosures set forth in the Original Statement shall remain unchanged. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Statement.

Item 2. Identity and Background

Item 2 (including Appendix A attached thereto) is hereby amended and restated in its entirety, as follows:

“(a) – (c), (f)  This Statement is being filed jointly by:

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii)	Red River Investment Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Red River”); and

(iii)	THL E Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“THL”).

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The principal address of Red River is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of THL is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Tencent is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).  Each of Red River and THL is a direct wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent, Red River and THL, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

Between February 8, 2016 and February 10, 2016 (both dates inclusive), THL, as a result of certain open market purchases of shares of Common Stock (the “Open Market Purchases”), acquired an aggregate of 3,200,950 shares of Common Stock.  THL used funds from an affiliate, which is a wholly-owned subsidiary of Tencent, to pay for the Open Market Purchases.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by amending and restating the first and second paragraph, as follows:

CUSIP No. 379890106	SCHEDULE 13D	Page 6 of 7

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Shares by Red River pursuant to the Purchase Agreement and the subsequent Open Market Purchases by THL. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 18.4% of the total Common Stock outstanding on November 1, 2015, and received the right to nominate one director for election to the board of directors of the Issuer (the “Board”).

The Reporting Persons acquired the shares of Common Stock for investment purposes and in connection with the transactions contemplated under the Purchase Agreement.  The Open Market Purchases were also made for investment purposes.  Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the certificate of incorporation and bylaws of the Issuer, as amended, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the Board, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by amending and restating Items 5(a), (b) and (c), as follows:

(a) - (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 24,200,950 shares of Common Stock.

Based on a total of 131,259,611 shares of Common Stock outstanding as of November 1, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, which includes 21,000,000 shares of Common Stock issued by the Issuer to Red River under the Purchase Agreement plus 3,200,950 shares of Common Stock acquired by THL in the Open Market Purchases, the Reporting Persons beneficially held approximately 18.4% of the total shares of Common Stock outstanding on November 1, 2015.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any shares of Common Stock.

(c) Except as described below and elsewhere in this Statement, there have been no transactions in the Shares by the Reporting Persons during the past 60 days and, to the knowledge of the Reporting Persons, there have been no transactions in the shares of Common Stock by any of the persons identified in Appendix A hereto during the past 60 days. Between February 8, 2016 and February 10, 2016 (both dates inclusive), THL purchased an aggregate of 3,200,950 shares of Common Stock in the Open Market Purchases.  Below is a summary of the Open Market Purchases made by THL between February 8, 2016 and February 10, 2016, including the number of shares of Common Stock purchased, the average price per share of Common Stock purchased and the price range of the shares of Common Stock purchased on each day.  The Reporting Persons undertake to provide, upon the request of the staff of the SEC, full information regarding the number of Shares purchased at each separate price.

Transaction Date	Number of Shares	Average Price Per Share	Price Range of Shares
February 8, 2016	800,950	$2.6941	$2.64 – $2.76
February 9, 2016	1,760,000	$2.8858	$2.65 – $2.945
February 10, 2016	640,000	$2.9941	$2.95 – $3.02

The information set forth in Item 3 above and in Item 6 is also incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of February 11, 2016, between Red River Investment Limited, Tencent Holdings Limited and THL E Limited, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

RED RIVER INVESTMENT LIMITED

By:	/s/ Li Zhao Hui
Name: Li Zhao Hui
Title: Authorized Representative

TENCENT HOLDINGS LIMITED

By:	/s/ Li Zhao Hui
Name: Li Zhao Hui
Title: Authorized Representative

THL E LIMITED

By:	/s/ Li Zhao Hui
Name: Li Zhao Hui
Title: Authorized Representative

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS
The business address of each of the following individuals is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.
Red River
The directors for Red River Investment Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Charles St Leger Searle	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Red River Investment Limited does not have any executive officers
Tencent
The directors for Tencent Holdings Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Executive Director, Chairman of the Board and Chief Executive Officer of Tencent Holdings Limited	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Lau Chi Ping Martin	Executive Director and President of Tencent Holdings Limited	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Charles St Leger Searle	Non-executive Director of Tencent Holdings Limited, Chief Executive Officer of Naspers Internet Listed Assets	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Jacobus Petrus (Koos) Bekker	Non-executive Director of Tencent Holdings Limited, Non-executive Chairman of Naspers	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Li Dong Sheng
Independent Non-executive Director of Tencent Holdings Limited, Chairman and Chief Executive Officer of TCL Corporation, Chairman of TCL Multimedia Technology Holdings Limited, Chairman of TCL Communication Technology Holdings Limited

		c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Iain Ferguson Bruce	Independent Non-executive Director of Tencent Holdings Limited	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-executive Director of Tencent Holdings Limited, Chief Executive Officer of Saudi Integrated Telecom Company, Director of Franco Development Ltd	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

The executive officers for Tencent Holdings Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Executive Director, Chairman of the Board, Chief Executive Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Lau Chi Ping Martin	Executive Director, President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
David A.M. Wallerstein	Chief eXploration Officer, Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United States of America
Xu Chenye	Chief Information Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Ren Yuxin	Chief Operating Officer, President of Interactive Entertainment Group and Mobile Internet Group	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer, Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United Kingdom of Great Britain and Northern Ireland
John Shek Hon Lo	Chief Financial Officer, Senior Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
THL
The directors for THL E Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Charles St Leger Searle	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
THL E Limited does not have any executive officers